# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ICON PLC, CIK 0001060955
CUSIP: G4705A100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: SOUTH COUNTY BUSINESS PARK, LEOPARDSTOWN, DUBLIN 18, Ireland (L2), 00000
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000940594-25-000021
Filed by CIK 0000940594

## Reporting persons
- ORBIS INVESTMENT MANAGEMENT LTD: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Allan Gray Australia Pty Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: ICON PLC
Address of issuer's principal executive offices:
SOUTH COUNTY BUSINESS PARK, LEOPARDSTOWN, DUBLIN 18, IRELAND
00000

## Item 2. Person Filing
Name of person filing:
ORBIS INVESTMENT MANAGEMENT LTD

Allan Gray Australia Pty Ltd
Address of principal business office or, if none, residence:
ORBIS INVESTMENT MANAGEMENT LTD: Orbis House, 25 Front Street, Hamilton, Bermuda HM11

Allan Gray Australia Pty Ltd: Level 2, Challis House, 4 Martin Place, Sydney NSW2000, Australia
Citizenship:
ORBIS INVESTMENT MANAGEMENT LTD - BERMUDA

Allan Gray Australia Pty Ltd - AUSTRALIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Equivalent to IA.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote:
ORBIS INVESTMENT MANAGEMENT LTD - 0

Allan Gray Australia Pty Ltd - 0
Shared power to vote or to direct the vote:
ORBIS INVESTMENT MANAGEMENT LTD - 0

Allan Gray Australia Pty Ltd - 0
Sole power to dispose or to direct the disposition:
ORBIS INVESTMENT MANAGEMENT LTD - 0

Allan Gray Australia Pty Ltd - 0
Shared power to dispose or to direct the disposition:
ORBIS INVESTMENT MANAGEMENT LTD - 0

Allan Gray Australia Pty Ltd - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Other persons have the right to receive dividends from, the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of, the securities of the issuer identified in Item 4(a) that are beneficially owned by Orbis Investment Management Ltd.

Another person has the right to receive dividends from, the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of, the securities of the issuer identified in Item 4(a) that are beneficially owned by Allan Gray Australia Pty Ltd.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Information with respect to each of Orbis Investment Management Ltd and Allan Gray Australia Pty Ltd (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. Orbis Investment Management Ltd and Allan Gray Australia Pty Ltd are classified as a Non-U.S. Institution (FI) that is equivalent to an Investment Adviser (IA). Notwithstanding that the Reporting Persons are making this filing together, none of the Reporting Persons represents that it is a member of a group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of any shares beneficially owned by any other Reporting Person as specified in Item 4(a).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Orbis Investment Management Ltd and Allan Gray Australia Pty Ltd is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- ORBIS INVESTMENT MANAGEMENT LTD: Matthew Gaarder, Attorney-in-Fact (05/15/2026)
- Allan Gray Australia Pty Ltd: Matthew Gaarder, Attorney-in-Fact (05/15/2026)